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                                                           EXHIBIT 99.(c)(12)

                       RETENTION AGREEMENT

        This Retention Agreement is made and entered into as of the 12th of July, 1994 by and between Sunshine-Jr. Stores Inc. , a Florida corporation ("Employer") and Michael G. Ware ("Employee").

                                    PREAMBLE

        A majority in interest of the Shareholders of Employer are desirous of selling their equity positions in Employer or otherwise arranging for a sale of Employer. As Employee is an employee at will, Employee has the right to terminate his employment with Employer at any time. Employer has determined that it would not be in the best interest of Employer for Employee to exercise this right at this time and, therefore, desires to provide an incentive for Employee not to terminate his employment prior to the completion of the sale of Employer.

        NOW, THEREFORE, Employer and Employee hereby agree as follows:

        1. Retention Bonus - In order to induce Employee to remain in the employ of Employer until the closing of the sale in one transaction (or a series of related transactions) of at least 51% of the shares of stock in Employer or the sale in one transaction (or a series of related transactions) of substantially all of the assets of Employer (the "Sale Closing") , Employer hereby agrees to pay Employee the sum of $35,000 in cash upon the Sale Closing provided Employee has not, prior to the Sale Closing, been terminated for cause or given notice of termination.

        2 . Severance. Upon the Sale Closing, if Employee is not retained by Employer or its successor in interest or his duties are substantially changed (including relocation as a condition of continued employment) , Employee may elect by giving notice to Employer or its successor by registered mail within 30 days of the Sale Closing to terminate his employment with Employer and to be paid by Employer or its successor his normal monthly compensation in the amount of $10,416.67 for 12 consecutive months in the same manner as if said termination had not occurred. In the event of termination under this paragraph, Employee shall not be entitled to receive any other benefits from Employer except as described in this paragraph and paragraph 1 hereof.

        3 . Confidential Information. Employee agrees to keep in strict confidence and not to disclose or use for Employee's own or another's benefit during the term of and after termination of employment, any information not publicly known (hereinafter known "confidential information") relating to Employer and its subsidiaries or affiliated companies. For purposes of this Agreement, confidential information shall include, but shall not be limited to, any material pertaining to policies and procedures, business and financial plans, supplier information, customer lists, employees, research efforts, trade secrets, prospective customer and contact lists sales, sales pricing, and product lines. Upon





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termination of employment, Employee agrees to immediately deliver all materials and all copies of such materials in his possession containing such confidential information.

        4. Assignment. The rights and obligations of the Employer under the Agreement shall insure to the benefit of and shall be binding upon the successors and assigns of the Employer.

        5. Governing Law. This Agreement shall be governed by the laws of the State of Florida.

        6. Attorney's Fees. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorney's fees and other legal expenses, including, but not limited to, attorney's fees and costs incurred in a bankruptcy proceeding.

        7. Entire Agreement. The Retention Agreement contains the entire agreement of the parties and may only be changed by any agreement in writing signed by both parties.

        The parties have executed this Retention Agreement as of the day and year first above written.


/s/  PAUL MARTIN, JR., Chairman             /s/  MICHAEL G. WARE
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Sunshine-Jr. Stores, Inc.                        Michael G. Ware




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